Exhibit 11.01

MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

For the Quarter and Six-Months Ended June 30, 2001 and 2000
(Dollars in Thousands, Except Per Share Data)

	Three-Months Ended		Six-Months Ended
	June 30,		June 30,

	2001	2000	2001	2000

Net earnings	$39,002	$42,122	$34,350	$49,452

Weighted average number of shares outstanding:

Basic earnings per share	47,559,897	46,751,001	47,317,797	46,738,229

Effect of dilutive securities	244,077	294,401	224,236	227,002

Diluted earnings per share	47,803,974	47,045,402	47,542,033	46,965,231

Net earnings per share — basic	$0.82	$0.90	$0.73	$1.06

Net earnings per share — diluted	$0.82	$0.90	$0.72	$1.05